SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM T-3/A

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

William Lyon Homes, Inc.

4490 Von Karman Avenue

Newport Beach, California 92660

Attention: Matthew R. Zaist

c/o Irell & Manella LLP

1800 Avenue of the Stars

Suite 900

Los Angeles, California 90067

Attention: Meredith S. Jackson, Esq.

SECURITIES TO BE ISSUED UNDER THE INDENTURE

TO BE QUALIFIED

Title of Class	Amount

12% Second Lien Notes due 2017	Up to $75,000,000

Approximate date of proposed public offering: February 28, 2012

Name and address of agent for service:

William Lyon Homes, Inc., 4490 Von Karman Avenue, Newport Beach, CA 92660

William Lyon Homes, Inc. (the “Obligor”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed by the Obligor solely for the purpose of adding the delaying amendment language to the cover page of the Obligor’s Form T-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2011 (the “Form T-3”). This Amendment is not intended to amend or delete any other part of the Form T-3. All other information set forth in the Form T-3 is unchanged and has been omitted from this Amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act, the Obligor, a corporation organized and existing under the law of California, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 6th day of December, 2011.

WILLIAM LYON HOMES, INC.

By:	/S/ MATTHEW R. ZAIST
Matthew R. Zaist Executive Vice President

Attest:	/S/ MEREDITH S. JACKSON
By:	Meredith S. Jackson, Esq.
Irell & Manella, LLP